Exhibit 99.4

ROMA

BUSINESS VALUATION






FOR

PRIMEGEN US, INC

PREPARED BY

ROMA APPRAISALS LIMITED

DATE	:	28 February 2025
CASE REF	:	KY/BV9305/JUL24/PP

We Value Assets | We Value Our Clients

ROMA

CASE REF: KY/BV9305/JUL24/PP

CONTENTS

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CASE REF: KY/BV9305/JUL24/PP

28 February 2025

PrimeGen US, INC
2917 Daimler St,
Santa Ana, CA 92705,
USA

Case Ref: KY/BV9305/JUL24/PP

Dear Sir/Madam,

Re: Business Valuation for PrimeGen US, INC

In accordance with the instructions from **PrimeGen US, INC** (hereinafter referred to as the "**Company**") to us to conduct a valuation of the Company, we are pleased to report that we have made relevant enquiries and obtained other information which we considered relevant for the purpose of providing you with our opinion of the Company as at **30 June 2024** (hereinafter referred to as the "**Date of Valuation**").

This report states the purpose of valuation, scope of work, economic overview, industry overview, overview of the Company, basis of valuation, investigation, valuation methodology, cash flow projection assumptions, major assumptions in the valuation, marketability discount, valuation summary, information reviewed, limiting conditions, remarks and presents our opinion of value.

1. PURPOSE OF VALUATION

This report is prepared solely for the use of the directors and management of the Company. In addition, Roma Appraisals Limited (hereinafter referred to as "Roma Appraisals") acknowledges that this report may be made available to the Company for public documentation purpose only.

Roma Appraisals assumes no responsibility whatsoever to any person other than the Company in respect of, or arising out of, the contents of this report. If others choose to rely in any way on the contents of this report they do so entirely at their own risk.

1. SCOPE OF WORK

Our valuation conclusion is based on the assumptions stated herein and the information provided by management of the Company, management of the Company and/or their representative(s) (together referred to as the "Management").

In preparing this report, we have had discussions with the Management in relation to the development, operations and other relevant information of the Company. In arriving at our opinion of value, we have relied on the completeness, accuracy and representation of operational, financial and other pertinent data and information of the Company as provided by the Management to a considerable extent.

We have no reason to believe that any material facts have been withheld from us. However, we do not warrant that our investigations have revealed all of the matters which an audit or more extensive examination might disclose.

In applying these projections to the valuation of the Company, we are making no representation that the business expansion will be successful, or that market growth and penetration will be realized. In case of any change in the assumptions and projections, our opinion of value may vary materially.

2. OVERVIEW OF THE COMPANY

PrimeGen BioTech Inc. was founded in 2002 and reorganized and became PrimeGen Global Inc. in 2019. The Company is a wholly owned subsidiary of PrimeGen Global Inc. The structure of the Company as of the date of valuation is illustrated below.


PrimeGen Global Inc. (Cayman Islands Company)
100%
PrimeGen US Inc. (Delaware Corporation)

The Company have done extensive research into the applications of mysenchymal stem cells (MSCs) for the treatment of inflammatory diseases for over two decades, they are in the process of applying to the United States Food & Drug Administration (FDA) to begin clinical trials as an Investigational New Drug for acute liver injuries.

The Company has pending patents that will be utilized to mass produce FDA certified, Masterfile, clinical grade Activated MSCs. The Company will then utilize the FDA approved MSC for clinical trials and treatment of acute liver injuries. The Company's proprietary ability to "accelerate" the potency of MSCs in an allogeneic therapeutic model that could enable them to deliver novel, superior stem-cell treatments for liver and potentially other life-threatening diseases.

The Company's ability to apply patented and proprietary, potency-enhancing stem cell activation methods to better ameliorate injurious inflammatory responses has led to the creation of the PrimeGen Activated MSC platform. The company developed cryoprotective methods that allow for large-scale cell production, sustained storage, and safe distribution of its proprietary activated MSCs.

With the ability to rapidly identify regulatory cytokines and proteins responsible for immune and inflammatory response through their stemXcell platform, the Company can develop targeted therapies for multiples inflammatory diseases, thus creating an extensive drug development pipeline.

The Company is currently in pre-clinical trials and is preparing to submit their Investigational New Drug (IND) Application by Q2 2025. They have prepared for the application with trials performed on mice and pigs. They have co-published a research article with the University of South California titled, Activated Frozen Mesenchymal Stem Cells in Humanized Mice after Induction of Acute Liver Injury through Alcohol Binging.

3. INDUSTRY OVERVIEW

Allogeneic stem cell transplantation, where stem cells are sourced from a donor rather than the patient, has been a pivotal advancement in the field of regenerative medicine and hematopoietic treatments. Its history is closely tied to the development of bone marrow transplantation, a key therapeutic approach for treating various blood disorders, cancers, and immune deficiencies.

1950s: Early Discoveries in Bone Marrow Transplantation
The foundation for allogeneic stem cell transplantation began in the 1950s with the discovery that bone marrow contains hematopoietic stem cells capable of regenerating the blood system. Researchers, including pioneers like E. Donnall Thomas (later a Nobel Laureate), explored bone marrow transplants in mice. Early experiments demonstrated that stem cells from donor marrow could repopulate the blood systems of irradiated mice, leading to renewed interest in human applications.

1960s: First Human Allogeneic Transplantation
In 1968, the first successful allogeneic bone marrow transplant was performed by Dr. Robert A. Good and his team at the University of Minnesota on a child with severe combined immunodeficiency (SCID), using stem cells from a matched sibling donor. This milestone marked the beginning of clinical use of allogeneic transplants for treating blood cancers, such as leukemia and lymphoma, and other immune disorders.

1970s-1980s: Expansion and Development
Throughout the 1970s and 1980s, the practice of allogeneic stem cell transplantation expanded, largely driven by advances in tissue typing and immunosuppressive therapies. Improved techniques for human leukocyte antigen (HLA) matching between donors and recipients significantly increased the success rate of transplants. These developments also reduced the risk of complications like graft-versus-host disease (GVHD), where the donor's immune cells attack the recipient's tissues.

During this period, the use of allogeneic transplants expanded to treat patients with leukemia, lymphoma, and aplastic anemia, among other conditions. By the late 1980s, it was recognized that the donor immune system could also target residual cancer cells, a process known as the graft-versus-tumor (GVT) effect, further enhancing the potential of allogeneic transplants in cancer therapy.

1990s: The Emergence of Peripheral Blood and Umbilical Cord Stem Cells
In the 1990s, advances in stem cell sourcing led to the use of peripheral blood stem cells (PBSCs) and umbilical cord blood stem cells as alternatives to bone marrow. PBSCs, collected from the blood of donors after mobilization with growth factors, became increasingly popular due to the less invasive collection process and quicker engraftment in recipients. Similarly, umbilical cord blood, collected after birth, provided a readily available source of stem cells that expanded donor options, especially for patients without a matched sibling or unrelated donor.

2000s-Present: Advances in Precision Medicine and Cellular Engineering
In the 21st century, the field of allogeneic stem cell transplantation has continued to evolve with the rise of precision medicine and cellular therapies. Improvements in donor selection, HLA typing, and conditioning regimens have led to better outcomes and fewer complications. The development of reduced-intensity conditioning (RIC) regimens has allowed older patients and those with comorbidities to undergo allogeneic transplants with fewer toxic effects.

Moreover, new advances in gene editing, such as CRISPR technology, are paving the way for genetically modified allogeneic stem cells to treat a broader range of diseases, including genetic disorders and cancers. Additionally, innovations in immune cell therapies, such as chimeric antigen receptor T-cell (CAR-T) therapy, have shown the potential to combine with allogeneic transplantation to enhance cancer treatment.

The history of allogeneic stem cell transplantation reflects the progress in both basic science and clinical applications. From the early days of bone marrow transplants in the 1950s to today's sophisticated cellular therapies, allogeneic stem cells have become a cornerstone in the treatment of life-threatening diseases, offering hope to patients who would otherwise have few options for survival. Continued advancements in donor matching, immunology, and cellular engineering are likely to further expand the therapeutic potential of allogeneic stem cells in the future.

Looking into the future of allogeneic stem cell transplantation, while the therapy has saved countless lives, it is not without its challenges, including graft-versus-host disease (GVHD), immune compatibility issues, and the need for immunosuppressive treatments. As science and technology continue to evolve, the future of allogeneic stem cell transplantation holds promise for overcoming these challenges and expanding its therapeutic potential. Several key trends and innovations are shaping the future of allogeneic stem cell transplantation:

1. Advances in Donor Matching and HLA Typing

One of the most significant barriers to successful allogeneic transplants has been immune rejection, often caused by incomplete human leukocyte antigen (HLA) matching between donors and recipients. In the future, improvements in HLA typing and donor selection are expected to reduce these risks further. With the integration of next-generation sequencing (NGS) and advanced algorithms, donor matching may become faster, more precise, and more inclusive, increasing the pool of available donors for patients without a perfect HLA match.

Moreover, the use of haploidentical transplantation, which allows a partially matched family member to serve as the donor, is gaining traction. The development of more refined conditioning regimens and immune suppression strategies will likely make haploidentical transplants safer and more widely adopted in the coming years.

2. Gene Editing and CRISPR Technologies

Gene editing technologies, such as CRISPR-Cas9, are expected to revolutionize allogeneic stem cell transplantation. Soon, stem cells may be genetically modified to enhance their therapeutic potential or to eliminate the risk of GVHD entirely. For example, CRISPR could be used to delete the genes responsible for causing GVHD or to modify donor cells to make them more compatible with the recipient's immune system.

Additionally, gene editing could help treat genetic disorders directly through allogeneic transplantation by correcting the underlying genetic defects in the donor stem cells before transplantation. This approach has the potential to expand the use of allogeneic transplants to a wider range of diseases, including hereditary conditions such as sickle cell anemia and thalassemia.

3. Induced Pluripotent Stem Cells (iPSCs) and Universal Donors

The creation of universal donor stem cells using induced pluripotent stem cells (iPSCs) is another exciting avenue for the future of allogeneic transplantation. iPSCs, derived from a patient's own somatic cells, can be reprogrammed to become any cell type, including hematopoietic stem cells. Researchers are exploring the potential to use gene editing to create "universal" iPSCs that are less likely to trigger an immune response in any recipient, bypassing the need for perfect HLA matching.

In the future, these universal donor cells could be banked and made available for use in allogeneic transplants, significantly reducing the waiting time for patients in need and expanding treatment options for those who lack a suitable match.

4. Targeting and Reducing Graft-Versus-Host Disease (GVHD)

Graft-versus-host disease (GVHD) remains one of the most significant complications of allogeneic transplantation. Although GVHD can sometimes have beneficial effects, such as the graft-versus-tumor (GVT) response in cancer patients, it can also be life-threatening. The future of allogeneic transplantation will likely see the development of more targeted therapies to prevent or mitigate GVHD without compromising the GVT effect.

Novel approaches being explored include:

- Regulatory T cells (Tregs): These cells can suppress immune responses and are being investigated to prevent GVHD while preserving the anti-tumor effects of donor cells.
- Cellular therapies: Researchers are working on developing more refined cellular therapies that selectively inhibit GVHD-causing T cells while allowing other donor cells to fight residual cancer or infection.
- Cytokine modulation: Targeting cytokines, such as interleukin-2 (IL-2), may help regulate immune responses and minimize the development of GVHD.

5. Improved Conditioning Regimens

The conditioning regimens used to prepare patients for allogeneic transplants, such as chemotherapy and radiation, are highly toxic and contribute to transplant-related mortality. Reduced-intensity conditioning (RIC) regimens have already shown promise in making transplantation accessible to older or more fragile patients. The future will likely see further refinement of these regimens, combining them with targeted therapies and biologics to achieve effective immune suppression with fewer side effects.

Additionally, the development of immune reconstitution therapies, which aim to help the immune system recover more quickly after transplantation, could reduce infection risks and other complications associated with allo-SCT.

6. Immunotherapy and Cellular Engineering

The convergence of allogeneic stem cell transplantation with immunotherapies and cellular engineering is expected to redefine the field. In particular, therapies such as CAR-T cells and natural killer (NK) cell therapies, which use genetically engineered immune cells to target cancer cells, could be combined with allo-SCT to enhance anti-cancer responses. In the future, we may see the use of engineered donor cells that not only regenerate the recipient's blood system but also actively fight disease.

Moreover, off-the-shelf CAR-T cells derived from allogeneic donors are already under development, with the potential to provide a scalable and universal treatment for blood cancers, reducing the need for individualized, patient-specific therapies.

7. Expanding the Role of Allogeneic Stem Cells Beyond Hematology

While allogeneic stem cell transplantation has traditionally been used to treat blood disorders, advances in stem cell biology and regenerative medicine are likely to expand its use to other areas, such as:

Autoimmune diseases: Allogeneic stem cell transplantation is being explored as a potential cure for severe autoimmune diseases like multiple sclerosis (MS) and systemic lupus erythematosus (SLE).

Organ regeneration: Research into tissue engineering and stem cell-based therapies may eventually allow for allogeneic stem cell transplantation to be used for regenerating damaged organs, potentially offering new treatments for conditions like heart disease, liver failure, and diabetes.

The future of allogeneic stem cell transplantation is bright, with promising innovations aimed at overcoming current limitations and expanding the therapy's scope. Advances in gene editing, universal donor cells, immunotherapy, and GVHD prevention are expected to reduce risks and improve outcomes for patients. As the field of regenerative medicine continues to evolve, allogeneic transplantation will likely play an even more critical role in treating a broad range of diseases, offering new hope for patients with previously untreatable conditions.

4. FDA APPROVAL PROCESS OVERVIEW

The Food and Drug Administration (FDA) is responsible for ensuring that new drugs brought to market are safe and effective. The FDA's approval process for a new drug is thorough and systematic, often taking several years to complete. The process starts with preclinical research and advances through clinical trials, concluding with a rigorous review of the drug's safety and efficacy data. For serious or life-threatening conditions where faster access to treatments is essential, the FDA has established several expedited programs to accelerate the approval process.

4.1 Standard FDA Approval Process for New Drugs

1. **Preclinical Research (3-6 years)**:

    - **Objective:** Assess the drug's safety, toxicity, pharmacokinetics, and pharmacodynamics through laboratory and animal testing.
    - **Outcome**: If the drug shows potential for human use, the company submits an Investigational New Drug (IND) application to the FDA.
    - The Company has performed pre-clinical trials on mice, which has been published in the International Journal of Physical Medicine & Rehabilitation. The research article is titled Activated Frozen Mesenchymal Stem Cells in Humanized Mice after Induction of Acute Liber Injury through Alcohol Binging. They have also already completed the trials on 3 pigs, but they are in the process of doing more trials on pigs which will be expected to end by Q1 2026.

2. **Investigational New Drug (IND) Application (30 days):**

    - The IND allows the drug to be tested in humans. Once the IND is submitted, the FDA has 30 days to review and either approve the start of clinical trials or place a hold on the drug's development.

3. **Clinical Trials (1.5-7 years):** Clinical trials are the most time-intensive part of the approval process, typically divided into three phases:

    - Phase 1 (Several Months-2 years): A small group of healthy volunteers or patients (20-100) tests the drug for safety, dosage, and side effects.
    - Phase 2 (Several Months -3 years): A larger group of patients (100-300) receives the drug to evaluate its efficacy and further assess safety.
    - Phase 3 (1-4 years): Thousands of patients (1,000-3,000) are enrolled to confirm the drug's efficacy, monitor side effects, and compare it to existing treatments.

4. **New Drug Application (NDA) Submission and Review (10 months):**

    - After clinical trials, the company submits a New Drug Application (NDA) containing all data collected on the drug, including safety and efficacy, manufacturing processes, and labeling.
    - The standard FDA review period for an NDA is 10 months, although it may extend longer in certain cases.

5. **FDA Decision:** If the review is successful and the drug meets all requirements, the FDA approves the drug for marketing. If not, further data may be required.

4.2 Expedited Programs: Fast-Track Approval Pathways

Recognizing the need to provide faster access to potentially life-saving treatments, the FDA has introduced several programs to expedite drug approval. These pathways help reduce the time it takes to bring drugs to market for serious and life-threatening conditions.

1. **Fast Track Designation"**

    - **Objective**: Designed for drugs that treat serious conditions and address an unmet medical need, Fast Track status provides more frequent communication with the FDA throughout the drug development process.

- **Advantages**: Rolling review of the drug's application means that the FDA reviews sections of the NDA as they are completed, speeding up the overall timeline.
- **Timeframe Impact**: Fast Track can shave months off the overall development process by allowing earlier and more frequent feedback from the FDA.

2. Breakthrough Therapy Designation:

- **Objective**: Reserved for drugs that show preliminary clinical evidence of substantial improvement over existing therapies, Breakthrough Therapy provides additional benefits beyond Fast Track.
- **Advantages**: Drugs with this designation receive intensive FDA guidance on clinical trial design and organizational resources aimed at speeding up the process.
- **Timeframe Impact**: With enhanced support and earlier discussions with the FDA, the drug development process can be significantly shortened. Drugs with Breakthrough Therapy designation can sometimes gain approval in as little as 3 years.

3. Accelerated Approval:

- **Objective**: For drugs that treat serious conditions, Accelerated Approval allows the use of surrogate endpoints (such as lab test results or biomarkers) that predict clinical benefit, rather than waiting for direct evidence of patient benefit.
- **Advantages**: This pathway speeds up the approval process by allowing approval based on early signs of efficacy, with the requirement that confirmatory trials are conducted post-approval to verify the clinical benefit.
- **Timeframe Impact**: The time required for full approval may be reduced by several years, as final clinical data can be gathered after the drug is already available to patients.

4. Priority Review:

- **Objective:** Drugs that provide significant improvements in the treatment, diagnosis, or prevention of serious conditions may receive Priority Review designation, which shortens the FDA review time for an NDA from the standard 10 months to 6 months.

- **Advantages**: Priority Review can significantly speed up the FDA's decision-making process, particularly for drugs addressing urgent public health needs.
- **Timeframe Impact**: While it doesn't shorten the clinical trial process, this pathway reduces the NDA review time, potentially bringing the drug to market 4 months earlier than the standard process.

4.3 Estimated Timeframes for Expedited Programs

In conclusion, the FDA's fast-track programs are designed to ensure that innovative and effective treatments for serious conditions reach patients as quickly as possible without compromising on safety standards. Each pathway offers unique advantages that can significantly reduce the overall time it takes for life-saving drugs to reach the market.

5. ECONOMIC OVERVIEW

The global economy experienced a strong recovery in 2022 after the COVID-19 pandemic, with global GDP growth estimated around 6%. However, growth is expected to slow in 2023 and 2024 to around 3-4% annually. Advanced economies like the US, Europe, and Japan saw GDP growth in the 2-3% range in 2022, while emerging markets like China, India, and Brazil grew at 4-6%. The recovery has been uneven, with some sectors and regions recovering faster than others, as services, manufacturing, and trade have bounced back strongly, but labor markets remain tight in many countries.

Inflation has surged globally, reaching multi-decade highs in many countries, driven by factors like supply chain disruptions, the war in Ukraine, and loose monetary policy during the pandemic. Central banks around the world have been aggressively raising interest rates to try to bring down inflation, which is causing concerns about a potential global recession. The US Federal Reserve, European Central Bank, and other major central banks have been hiking rates rapidly, with further increases expected in 2025.

Key risks to the global economy include persistent high inflation, tightening monetary policy, geopolitical tensions like the war in Ukraine, and the potential for a sharper-than-expected economic slowdown. The transition to a low-carbon economy also poses both challenges and opportunities for many industries and countries. Policymakers are grappling with how to balance economic growth, price stability, and social/environmental goals amid these complex and interrelated challenges.

Overall, the global economy is facing a period of heightened uncertainty and volatility after the post-pandemic recovery, with risks of a downturn in the next couple of years. Policymakers will need to carefully navigate these turbulent waters.

6. BASIS OF VALUATION

Our valuation is conducted on a market value basis. According to the International Valuation Standards established by the International Valuation Standards Council in 2022, market value is defined as "the estimated amount for which an asset or liability should exchange on the valuation date between a willing buyer and a willing seller in an arm's length transaction, after proper marketing and where the parties had each acted knowledgeably, prudently and without compulsion".

7. FORWARD-LOOKING INFORMATION AND RISK ACKNOWLEDGEMENTS

This report includes information, statements, beliefs and opinions which are forward looking, and which reflect current estimates, expectations and projections about future events, referred to herein as "forward-looking statements" or "forward-looking information". Statements containing the words "believe", "expect", "intend", "should", "seek", "anticipate", "will", "positioned", "project", "risk", "plan", "may", "estimate" or, in each case, their negative and words of similar meaning are intended to identify forward-looking statements. By their nature, forward-looking statements involve a number of known and unknown risks, uncertainties and assumptions concerning, among other things, the Company's anticipated business strategies, anticipated results of IND, FDA and other applications, anticipated granting of certain patents, anticipated trends in the Company's business and anticipated market share, that could cause

actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties and assumptions could adversely affect the outcome and financial effects of the plans and events described herein. In addition, even if the outcome and financial effects of the plans and events described herein are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking information contained in this report is based on the Company's current estimates, expectations and projections, which the Company believes are reasonable as of the date of valuation. The Company can give no assurance that these estimates, expectations and projections will prove to have been correct. You should not place undue reliance on forward-looking statements, which are based on the information available as of the date of valuation. Forward-looking statements contained in this document are made of the date valuation and, except as required by applicable law, the Company and Roma Appraisals assumes no obligation to update or revise them to reflect new events or circumstances.

8. INVESTIGATION

Our investigation included discussions with members of the Management in relation to the development, operations and other relevant information of the Company. In addition, we have made relevant inquiries and obtained further information as we considered necessary for the purpose of the valuation.

We have had discussions with the Management in relation to the development, operations and other relevant information of the Company. We have also consulted other sources of financial and business information. In arriving at our opinion of value, we have relied on the completeness, accuracy and representation of operational, financial and other pertinent data and information of the Company as provided by the Management to a considerable extent.

The valuation of the Company requires consideration of all pertinent factors, which may or may not affect the operation of the business. The factors considered in our valuation include, but are not necessarily limited to, the following:

- The nature and prospect of the Company;
- The financial information of the Company;
- The business plan of the Company as provided by the Management;
- The business risks of the Company such as the ability in maintaining competent technical and professional personnel; and
- Investment returns of entities engaged in similar lines of business.

9. VALUATION METHODOLOGY

There are three generally accepted approaches to obtain the market value of the Company, namely the Market-Based Approach, Income-Based Approach and Asset-Based Approach. Each of these approaches is appropriate in one or more circumstances, and sometimes, two or more approaches may be used together. Whether to adopt a particular approach will be determined by the most commonly adopted practice in valuing business entities that are similar in nature.

Market-Based Approach

The Market-Based Approach values a business entity by comparing prices at which other business entities in a similar nature changed hands in arm's length transactions. The underlying theory of this approach is that one would not pay more than one would have to for an equally desirable alternative. By adopting this approach, the valuer will first look for valuation indication of prices of other similar business entities that have been sold recently.

The right transactions employed in analyzing indications of values need to be sold at an arm's length basis, assuming that the buyers and sellers are well informed and have no special motivations or compulsions to buy or to sell.

Income-Based Approach

The Income-Based Approach focuses on the economic benefits due to the income producing capability of the business entity. The underlying theory of this approach is that the value of the business entity can be measured by the present worth of the economic benefits to be received over the useful life of the business entity. Based on this valuation principle, the Income-Based Approach estimates the future economic benefits and discounts them to their present values using a discount rate appropriate for the risks associated with realizing those benefits.

Alternatively, this present value can be calculated by capitalizing the economic benefits to be received in the next period at an appropriate capitalization rate. This is subject to the assumption that the business entity will continue to maintain stable economic benefits and growth rate.

Asset-Based Approach

The Asset-Based Approach is based on the general concept that the earning power of a business entity is derived primarily from its existing assets. The assumption of this approach is that when each of the elements of working capital, tangible and intangible assets is individually valued, their sum represents the value of a business entity and equals to the value of its invested capital ("equity and long term debt"). In other words, the value of the business entity is represented by the money that has been made available to purchase the business assets needed.

This money comes from investors who buy stocks of the business entity ("equity") and investors who lend money to the business entity ("debt"). After collecting the total amounts of money from equity and debt, and converted into various types of assets of the business entity for its operation, their sum equals the value of the business entity.

Business Valuation

In the process of valuing the Company, we have taken into account the operation and financial information of the Company and conducted discussions with the Management to understand the status and prospect of the Company. Also, we have considered the accessibility to available data and relevant market transactions in choosing among the valuation approaches.

The Market-Based Approach was not adopted since valuation multiples derived from guideline companies and transactions might not reflect the risk and return characteristics of the Company. The Asset-Based Approach was also not adopted because it could not capture the future earning potential and thus market value of the Company. We have therefore considered the adoption of the Income-Based Approach in arriving at the market value of the Company.

Discounted Cash Flow

Under the Income-Based Approach, we have adopted the discounted cash flow ("DCF") method, which is based on a simple reversal calculation to restate all future cash flows in present terms. The expected free cash flow for each year was determined as follows:

Expected Free Cash Flow = Net Profit + Depreciation - Change in Net Working Capital - Capital Expenditure

The present value of the expected free cash flows was calculated as follows:

$PVCF = CF_1/(1+r)^1 + CF_2/(1+r)^2 + \cdots + CF_n/(1+r)^n$

In which
PVCF = Present value of the expected free cash flows;
CF = Expected free cash flow;
r = Discount rate; and
n = Number of years.

To adopt this method, we estimated the weighted average cost of capital ("WACC") of the Company as a basic discount rate. The WACC is the minimum required return that the Company must earn to satisfy its various capital providers including shareholders and debt holders. WACC calculation takes into account the relative weights of debt and equity. It is computed using the formula below:

$WACC = W_e \times R_e + W_d \times R_d \times (1 - T_c)$

In which
R_e = Cost of equity;
R_d = Cost of debt;
W_e = Weight of equity value to enterprise value;

W_d = Weight of debt value to enterprise value; and
T_c = Corporate tax rate.

Cost of Debt

The cost of debt was determined by the expected borrowing rate of the Company. Since the interest expenses paid on debts are tax-deductible for the Company, the cost of the Company to get debt funds is less than the required rate of return of the suppliers of the debt capital. The after-tax cost of debt was calculated by multiplying one minus the corporate tax rate by the cost of debt.

Cost of Equity

The cost of equity was determined using the Capital Asset Pricing Model ("CAPM"), which describes the relationship between the risk of the Company and expected return to investors. It is calculated by the following formula:

$R_e = R_f + \beta \times$ Market Risk Premium + Size Premium + Other Risk Premium

In which
R_e = Cost of equity;
R_f = Risk-free rate; and
β = Beta coefficient.

Discount Rate

In the process of estimating the WACC, we adopted several listed companies with business scopes and operations similar to those of the Company as comparable companies. The comparable companies were selected mainly with reference to the following selection criteria:

- The companies are principally engaged in biotechnology industry related to stem cell;
- The companies have negative profit margin ratios from the latest financial year ended nearest or as at the Date of Valuation
- The companies have sufficient listing and operating histories more than 3 years;

- The companies are listed in advanced economies defined by the IMF; and

- The financial information of the companies is available to the public.

Details of the comparable companies adopted were listed in the Appendix.

Below is the summary of the key parameters of the WACC of the Company adopted as at the Date of Valuation:

Key Parameters	As at 30 June 2024
a) Risk-free Rate	4.40%
b) Market Risk Premium	5.50%
c) Beta Coefficient	1.11
d) Size Premium	2.91%
e) Other Risk Premium	25.00%
f) Cost of Equity	38.39%
g) Cost of Debt	6.21%
h) Weight of Equity Value to Enterprise Value	82.27%
i) Weight of Debt Value to Enterprise Value	17.73%
j) Corporate Tax Rate	27.00%
WACC	32.68%

Notes:

a) The risk-free rate adopted was the United States Generic Government 10 Year as at the Date of Valuation as extracted from Bloomberg.

b) The market risk premium adopted was the difference between the market expected return in United States and the risk-free rate adopted as at the Date of Valuation as extracted from Bloomberg.

c) The beta coefficient adopted was the median beta of the comparable companies as at the Date of Valuation as extracted from Bloomberg.

d) The size premium adopted was the size premium for micro-cap companies with reference to the size premium study in Duff & Phelps Cost of Capital Navigator 2023 conducted by Duff & Phelps, LLC.

e) The other risk premium adopted was to reflect the FDA approval uncertainty of the Company as at the Date of Valuation.

f) The cost of equity was determined based on Capital Asset Pricing Model ("CAPM").

g) The cost of debt adopted was the Prime Rate of Country United States as at the Date of Valuation as extracted from Bloomberg.

h) The adopted weight of equity value to enterprise value derived from the median debt-to-equity ratio of the comparable companies as at the Date of Valuation as extracted from Bloomberg.

i) The adopted weight of debt value to enterprise value derived from the median debt-to-equity ratio of the comparable companies as at the Date of Valuation as extracted from Bloomberg.

j) The corporate tax rate adopted was United States corporate tax rate as at the Date of Valuation as extracted from Bloomberg.

Hence, we adopted the WACC of 32.68% as the discount rate of the Company as at the Date of Valuation.

10. MAJOR ASSUMPTIONS IN THE VALUATION

We have adopted certain specific assumptions in our valuation and the major ones are as follows:

- The audited consolidated financial statements of the Company as at 30 June 2024 could reasonably represent its financial position;
- The valuation was mainly based on the projections of the future cash flows as confirmed by the Management as at the Date of Valuation. The projections outlined in the financial information provided are reasonable, reflecting market conditions and economic fundamentals, and will be materialized;

- The Company would be operated and developed as planned by the Management throughout the forecast period, and the development would be in line with the financial projection;

- All relevant legal approvals and business certificates or licenses to operate the business in the localities in which the Company operates or intends to operate would be officially obtained and renewable upon expiry;

- There will be sufficient supply of technical staff in the industry in which the Company operates, and the Company will retain competent management, key personnel and technical staff to support its ongoing operations and developments;

- There will be no major change in the current taxation laws in the localities in which the Company operates or intends to operate and that the rates of tax payable shall remain unchanged and that all applicable laws and regulations will be complied with;

- There will be no major change in the political, legal, economic or financial conditions in the localities in which the Company operates or intends to operate, which would adversely affect the revenues attributable to and profitability of the Company; and

- Interest rates and exchange rates in the localities for the operation of the Company will not differ materially from those presently prevailing.

- There are no setbacks involved during the time of the FDA clinical trials.

- The Company will receive the Fast Track and Priority Review designation from the FDA, as believed by management after discussions with ProPharma, the Company's consultants for FDA applications.

11. VALUATION SUMMARY

To determine the market value of the Company as at the Date of Valuation, we have considered the cash and debt balances, net non-operating assets and liabilities of the Company. Detailed calculation is shown as below:

	As at 30 June 2024
Total Present Value of the Company (USD)	1,489,283,498
Add: Cash (USD)	1,331,527
Less: Debt (USD)	(984,345)
Add/(Less): Net Non-Operating Assets/(Liabilities) (USD)	195,873
Market value of 100% Equity Interests in the Company (USD)	1,489,826,553
Market value of 100% Equity Interests in the Company (USD) (rounded)	1,489,800,000

Note: The totals may not sum up due to rounding.

12. LIMITING CONDITIONS

The valuation reflects facts and conditions existing at the Date of Valuation. Subsequent events or circumstances have not been considered and we are not required to update our report for such events and conditions.

We would particularly point out that our valuation was based on the information such as the company background and business nature of the Company provided to us.

To the best of our knowledge, all data set forth in this report are assumed to be reasonable and accurately determined. The data, opinions, or estimates identified as being furnished by others that have been used in formulating this analysis are gathered from reliable sources; yet, no guarantee is made nor liability assumed for their accuracy.

We have relied on the historical and/or prospective information provided by the Management and other third parties to a considerable extent in arriving at our opinion of value. The information has not been audited or compiled by us. We are not in the position to verify the accuracy of all information provided to us. However, we have had no reason to doubt the truth and accuracy of the information provided to us and to doubt that any material facts have been omitted from the information provided. No responsibilities for the operation and financial information that have not been provided to us are accepted.

We assumed that the management of the Company is competent and perform duties under the company regulation. Also, ownership of the Company was in responsible hands, unless otherwise stated in this report. The quality of the management of the Company may have direct impact on the viability of the business as well as the market value of the Company.

We have not investigated the title to or any legal liabilities of the Company and have assumed no responsibility for the title to the Company appraised.

Our conclusion of the market value was derived from generally accepted valuation procedures and practices that rely substantially on the use of various assumptions and the consideration of many uncertainties, not all of which can be easily quantified or ascertained. The conclusion and various estimates may not be separated into parts, and/or used out of the context presented herein, and/or used together with any other valuation or study.

We assume no responsibility whatsoever to any person other than the directors and the Management in respect of, or arising out of, the content of this report. If others choose to rely in any way on the contents of this report, they do so entirely at their own risk.

No change to any item in any part of this report shall be made by anyone except Roma Appraisals. We have no responsibility for any such unauthorized change. Neither all nor any part of this report shall be disseminated to the public without the written consent and approval of Roma Appraisals through any means of communication or referenced in any publications, including but not limited to advertising, public relations, news or sales media.

This report may not be reproduced, in whole or in part, and utilized by any third parties for any purpose, without the written consent and approval of Roma Appraisals.

The working papers and models for this valuation are being kept in our files and would be available for further references. We would be available to support our valuation if required. The title of this report shall not pass to the Company until all professional fee has been paid in full.

13. REMARKS

Unless otherwise stated, all monetary amounts stated in this valuation report are in United States Dollar (USD).

We hereby confirm that we have neither present nor prospective interests in the Company, the Company and their associated companies, or the values reported herein.

14. OPINION OF VALUE

Based on the investigation stated above and the valuation method employed, the market value of 100% equity interests in the Company as at the Date of Valuation, in our opinion, was reasonably stated as **USD1,489,800,000 (UNITED STATES DOLLAR ONE BILLION FOUR HUNDRED EIGHTY NINE MILLION AND EIGHT HUNDRED THOUSAND ONLY).**

Yours faithfully,
For and on behalf of
Roma Appraisals Limited

Roma Appraisals Limited

YU

APPENDIX I GUIDELINE PUBLIC COMPANIES

Bloomberg is searched exhaustively for all listed companies principally in biotechnology industry related to cell-based treatment for acute liver injury with MSCs (Mesenchymal Stem Cells). A short-list of companies resulted from the exhaustive search. The business model and product profiles of the short-listed companies are examined in further screening, with the information obtained from the companies' websites and/or other reliable sources if needed. Companies satisfying the following criteria, pertinent to the business operations of the Company, are adopted as guideline public companies for the valuation:

a) The companies are principally engaged in biotechnology industry related to stem cell;

b) The companies have negative profit margin ratios from the latest financial year ended nearest or as at the Date of Valuation;

c) Shares of the companies are listing in advanced economies defined by the IMF and have been actively trading for a reasonable period of time; and

d) Detailed financial and operational information in respect of the companies is available at Bloomberg or other publicly available sources.

By Studying the companies' operations in detail, 7 guideline public companies are adopted:

Guideline Public Company 1	
Ticker:	4978 JP Equity
Name:	ReproCELL Inc
Exchange:	Japan
Description:	ReproCell Incorporated develops iPS (Induced Pluripotent Stem Cell) business and clinical examination for organ transplantation based on human iPS and ES (Embryonic Stem Cell) technology.

Guideline Public Company 2	
Ticker:	6712 TT Equity
Name:	Ever Supreme Bio Technology Co Ltd
Exchange:	Taiwan
Description:	Ever Supreme Bio Technology Co. Ltd researches and develops new drugs for stem cell and immune cell therapy areas. The Company provides acute myocardial infarction stem cell therapy, cancer immune cell therapy, and other services. Ever Supreme Bio Technology provides its services worldwide.

Guideline Public Company 3	
Ticker:	FATE US Equity
Name:	Nanyo Corp
Exchange:	United States
Description:	Fate Therapeutics, Inc. provides biotechnology services. The Company researches and develops therapies to repair and regenerate body tissues with the help of stem cells. Fate Therapeutics conducts business in the United States.

Guideline Public Company 4	
Ticker:	4186 TT Equity
Name:	Taiwan Advance Bio-Pharmaceutical Inc
Exchange:	Taiwan
Description:	Taiwan Advance Bio-Pharmaceutical Inc researches and develops IVD, antibiotic preparation, umbilical cord blood stem cell, other medical equipment. The company also provides drug testing services and biotechnology services.

Guideline Public Company 5	
Ticker:	4584 JP Equity
Name:	Kidswell Bio Corp
Exchange:	Japan
Description:	Kidswell Bio Corporation operates as a biomedicine company. The Company produces antibody drugs, molecular targeted medicines, stem cells, pharmaceutical ingredients, and other products. Kidswell Bio markets its products throughout Japan.

Guideline Public Company 6	
Ticker:	166480 KS Equity
Name:	CORESTEMCHEMON Inc
Exchange:	Korea
Description:	CORESTEMCHEMON Inc. operates as a cell biotechnology company. The Company develops stem cell therapeutics for neurodegenerative disorder and autoimmune disease. CORESTEMCHEMON offers services worldwide.

Guideline Public Company 7	
Ticker:	065660 KS Equity
Name:	Anterogen Co Ltd
Exchange:	Korea
Description:	Anterogen Co., Ltd. is a biotechnology company that researches and develops cell therapy products and orphan drugs using adult stem cells. The Company's main products include Cupistem, Adipocell, and Queencell.

ROMA

APPENDIX II PRIMARY INFORMATION AND DOCUMENTS REVIEWED

The Company provided an extensive number of documents regarding their business and operations. Below are the documents that were reviewed and used in forming our opinion on the valuation of the Company. The list below is not a comprehensive list of all documents that were provided.

1. PGUS 2019-01-15 Certificate of Incorporation
2. App 2 - Madrigal Rezdiffra price 20240315
3. App 4 - RoosterBio cost estimates 20240126
4. PrimeGen Projections
5. PrimeGen US, Inc. - 9.2023 Financial Statements
6. PrimeGen+US,+Inc._Balance+Sheet+Summary_6.30.24 (unaudited)
7. PrimeGen US_Org Chart_202407_FINAL
8. Patents Report_2024-06-04_15-59-05
9. Executed Convertible Notes and Board Consents
10. App 1 - Liver transplants_ Cost and financial help - 878k Medical News Today 20230209
11. App 3 - Iovance autologous cellular therapy 20240217
12. Breakdown of 30.06.2024 Unaudited Balance Sheet
13. PGUS - Assumptions 20240728
14. PrimeGen US, Inc. - 2022 & 2021 Financial Statements
15. PrimeGen+US,+Inc._Profit+and+Loss_6.30.24 (unaudited)
16. Patents Report_2024-06-04_16-03-08
17. Executed contracts with USC, Rutgers University, Roosterbio, and ProPharma

ROMA

APPENDIX III SENSITIVITY ANALYSIS

Discount rate sensitivity analysis of the valuation as at the Date of Valuation was shown as follows:

For rate of return changes by 5% in value,

% Change in Rate of Return	Rate of Return Adopted	Market value of 100% Equity Interests in the Company (USD)
5.00%	27.68%	2,173,000,000
0.00%	32.68%	1,489,800,000
(5.00%)	37.68%	1,057,500,000

FDA delays sensitivity analysis of the valuation as at the Date of Valuation was shown as follows:

Delay	Rate of Return Adopted	Market value of 100% Equity Interests in the Company (USD)
1 Year	32.68%	843,900,000
2 Years	32.68%	378,800,000

ROMA (META) GROUP

HKEx Stock Code: 8072



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